Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

December 5, 2011

Editorial Appearing in the Financial News (December 5, 2011):

Exchange merger vital for Asian challenge,

Elmar Brok, 05 Dec 2011

EU and US leaders are well aware that in the current difficult economic environment we are more in need than ever of powerful instruments to shape global financial markets, to stand up for European and US interests, and to compete with fast-rising challengers, mostly from Asia.

In short, what we need are strong transatlantic institutions and companies – with a European base – representing our shared interests. Where they are absent – as is the case with the rating agencies – we risk being marginalised.

But sometimes luck plays into the hands of those who keep trying. As chair of the European Parliament’s delegation for US relations, I can see that we now have the historic opportunity to establish a strong transatlantic player and to reshape a part of the global exchange market.

We can ensure that American and European players will integrate more and that their voices will be heard on the global stage – and that they will increasingly speak as one voice, by merging two exchanges: the New York Stock Exchange and Deutsche Börse.

A stronger exchange for the European market alone would already be worth pursuing on its own – simply by linking all major markets in Europe, it would deepen financial integration in the euro area and invigorate Europe’s position as a global financial centre against the backdrop of a dramatic loss of competitiveness in the last decade. Let’s not be fooled – the Asian financial centres are not merely playing catch-up; they have overtaken, or are close to overtaking us in most aspects. Creating the leading global stock exchange operator, based in the US and Europe, is a first step to regaining this lost competitiveness.

But what makes this merger such a rare opportunity is its meaning for transatlantic co-operation. The US and Europe would jointly own, regulate and supervise critical infrastructure, one crucial part of the backbone of our modern economies. We would build a joint benchmark regarding transparency, regulatory standards, market efficiencies and safety – but, most importantly, its base in Europe and the US would mean that regulators and politicians from both sides of the Atlantic would be forced to converge on joint approaches, shared thinking and common policies.

In addition, this merger would give us a serious shot at kick-starting transatlantic economic co-operation, a structure that generates billions of euros, millions of jobs, about 60% of global gross domestic product and which will be enhanced by a joint jobs and growth initiative launched at last week’s EU summit.

This process needs the right kind of players to feed the economic growth that we will depend on in the future, and the merged companies will have an important role in this. It will free up capital and multiply trading opportunities, thereby improving market liquidity, which will in turn benefit companies, mostly small and medium-sized enterprises, on both sides of the Atlantic. These companies are the drivers of job growth. It would also strengthen transatlantic and international capital injections into companies both in Europe and the US.

Partnerships need shared values, but they also need ways to work together on an everyday basis. A jointly owned and jointly based exchange would be one of those coveted instruments. As we face an increasingly multilateral world, the importance of such jointly owned forces cannot be understated.

For both partners, this is a chance to act, to be ahead of the curve and together shape the financial world of tomorrow. Our leaders should not hesitate.

Elmar Brok is a German Member of the European Parliament.

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

 No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

 The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.